Filed by NYSE Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934, as amended

Subject Companies:

New York Stock Exchange, Inc.

Archipelago Holdings, Inc.

(Commission File No. 001-32274)

Date:   November 25, 2005

On November 25, 2005, Archipelago Holdings, Inc. sent the following letter to its stockholders along with a supplement to the joint proxy statement/prospectus dated November 3, 2005, prepared by the New York Stock Exchange, Inc. and sent separately to its members:

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ARCHIPELAGO HOLDINGS, INC.

November 23, 2005

To the Stockholders of Archipelago Holdings, Inc.:

As you may be aware, on November 15, 2005, a settlement was reached among plaintiffs, the New York Stock Exchange, Inc. (the “NYSE”), the other defendants to In re New York Stock Exchange/Archipelago Merger Litigation (Index No. 601646/05), and Archipelago Holdings, Inc. (“Archipelago”), a non-party to the litigation. Pursuant to the terms of the settlement, the NYSE has selected Citigroup Global Markets Inc. (“Citigroup”), with the consent of the lead plaintiff in the litigation, as an independent financial expert to render an opinion to the New York State Supreme Court as to the fairness, from a financial point of view, to members of the NYSE, of the proposed business combination of the NYSE and Archipelago, based upon the financial terms of the merger agreement submitted to NYSE members for a vote.

On November 23, 2005, the Citigroup opinion was delivered to Justice Charles E. Ramos of the New York State Supreme Court. Pursuant to the terms of the settlement, the NYSE has also prepared and distributed to its members a supplement to the joint proxy statement/ prospectus, dated November 3, 2005, containing the Citigroup opinion, a summary of the analytical work that Citigroup performed in connection with its opinion and information regarding certain updated projections delivered by the NYSE and Archipelago to Citigroup in connection with its opinion.

Enclosed please find the supplement sent to NYSE members. Archipelago will also file the information contained in the supplement in a Current Report on Form 8-K with the Securities and Exchange Commission on November 25, 2005. All of the materials in the supplement should be read in conjunction with the joint proxy statement/prospectus dated November 3, 2005 previously mailed to you.

Finally, as a reminder, the date, time and location of the Archipelago special meeting described in the joint proxy statement/prospectus remain unchanged. We look forward to seeing you at the meeting on December 6, 2005 and encourage you to cast your proxy for our merger with the NYSE as soon as possible. To that end, we have also enclosed, for your convenience, a copy of the proxy card that was originally sent to you along with the joint proxy statement/prospectus. If you have yet to cast your vote or wish to change your vote regarding the proposals being submitted at the Archipelago special meeting, please follow the instructions on the use of this proxy card on pages 54 and 55 of the joint proxy statement/prospectus under “The Special Meeting of Archipelago Stockholders—Manner of Voting.” If you have already submitted a proxy card and do not wish to change your vote, you need not take any action and may discard the enclosed proxy card.

Sincerely,

/s/ GERALD D. PUTNAM
Gerald D. Putnam Chairman and Chief Executive Officer

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Forward-Looking Statements

Certain statements in this filing may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Archipelago’s current expectations and involve risks and uncertainties that could cause Archipelago’s actual results to differ materially from those set forth in the statements. There can be no assurance that such expectations will prove to be correct. Factors that could cause Archipelago’s results to differ materially from current expectations include: general economic and business conditions, industry trends, competitive conditions, regulatory developments as well as other risks or factors identified in the Company’s filings with the Securities Exchange Commission, including its Report on Form 10-K for the fiscal year ending December 31, 2004 which is available on the Company’s website at http://www.archipelago.com. You should not place undue reliance on forward-looking statements, which speak only as of the date of this filing. Except for any obligation to disclose material information under the Federal securities laws, Archipelago undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this filing.

Important Merger Information

In connection with the proposed merger of the NYSE and Archipelago, NYSE Group has filed a registration statement on Form S-4 with the SEC containing a joint proxy statement/prospectus regarding the proposed transaction. The parties have filed other publicly available relevant documents concerning the proposed transaction with the SEC. The SEC declared the Registration Statement effective on November 3, 2005.

NYSE MEMBERS AND ARCHIPELAGO STOCKHOLDERS ARE URGED TO READ THE FINAL JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. NYSE members and Archipelago stockholders can obtain a free copy of the final joint proxy statement/prospectus, as well as other filings containing information about NYSE and Archipelago without charge, at the SEC’s website (http://www.sec.gov). Copies of the final joint proxy statement/prospectus can also be obtained, without charge, once they are filed with the SEC, by directing a request to the Office of the Corporate Secretary, NYSE, 11 Wall Street, New York 10005, 212-656-2061 or to Archipelago, Attention: Investor Relations, at 100 S. Wacker Drive, Suite 1800, Chicago, Illinois 60606 or calling (888) 514-7284.

The NYSE, Archipelago and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Archipelago stockholders in respect of the proposed transaction. Information regarding Archipelago’s directors and executive officers is available in Archipelago’s proxy statement for its 2005 annual meeting of stockholders, dated March 31, 2005.

Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.